January 30, 2006

Christian Windsor, Esq.
Timothy A. Geishecker, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0408

        RE:     GOLDMAN SACHS HEDGE FUND PARTNERS II, LLC
                PRE-EFFECTIVE AMENDMENT NO. 2 TO THE FORM 10
                FILED ON JULY 26, 2005
                FILE NO. 000-51289

Dear Mr. Windsor and Mr. Geishecker:

     On behalf of Goldman Sachs Hedge Fund Partners II, LLC (the "Company") under the cover of this letter please find Post-Effective Amendment No. 1 (the "Amendment") to the above referenced registration statement on Form
10. We are also providing to you a copy of a blacklined version of the Amendment marked to show changes from the Pre-Effective Amendment No. 2 to the Registration Statement as filed on July 26, 2005.

     The Company's specific responses to each of your comments are set forth below in the same order and with the same headings as in your letter. Page references are to the blacklined version of the Amendment. Additionally, as we have discussed, the Amendment reflects certain changes which have been made due to amendments to the Company's Limited Liability Company Agreement which became effective as of January 1, 2006 as well as changes resulting from a general update of private placement memoranda for the Goldman Sachs Hedge Fund Partners family of funds.

Item 1.  Business, page 1
-------------------------

     1. We note your response to comment number 2. Please revise to include your response as part of the amended Form 10-12G.

          Disclosure regarding the reason for the Company's exemption from registration pursuant to Regulation D is contained on pages 1 and 135.

          Specifically, on page 1, the Company has disclosed the following:

               "The Company's initial offering and each subsequent offering of limited liability company interests of the Company ("Units") have been made solely to accredited investors as defined under Rule 501(a) of the Securities Act of 1933, as amended (the "Securities Act") and there has been no general solicitation of the Company's Units. Accordingly, the sales of the Units are exempt from registration pursuant to Rule 506 of Regulation D of the Securities Act. The securities issued by the Company have not been registered under the Securities Act and may not be resold unless an exemption from registration is available and the Managing Member has consented to such resale, and each investor has agreed in the limited liability company agreement of the Company to comply with the foregoing. The Company has continually filed Form Ds in connection with its initial and subsequent offerings under Regulation D."

          In addition, the Company has disclosed the following on page
          135:

               "In connection with each funding, the Units were privately offered and sold to accredited investors pursuant to Rule 506 of Regulation D and the sales were exempt from registration under the Securities Act."

     2. We note your response to comment number 2. Provide us with copies of any selling materials used in marketing the fund to accredited investors.

          In response to the Staff's request, we are supplementally providing to the Staff a copy of the Company's current private placement memorandum and the other current marketing materials used for the Goldman Sachs Hedge Fund Partners family of funds managed by our Managing Member.

Substantial Redemptions Could Have a Material Adverse Effect on the ...,
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page 53
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     3.   We note your response to comment number 3. We see that you have substantial redemptions but do not state that liquidating such a large amount might cause selling at very low price. Please revise your disclosure accordingly.

          The Company notes that each of the Investment Funds has a significant number of investors other than the Company and each of the Advisors in which each of the Investment Funds invests also has a significant number of investors other than the Investment Funds. As disclosed on page 140, the Managing Member maintains discretion to suspend redemptions:

               "The Managing Member may, in its sole discretion, temporarily suspend redemptions, at any time prior to the effectiveness of the redemption, and notwithstanding the fact that a timely redemption request has previously been made, for the whole, or any part, of any of the following periods: ... (v) during the occurrence of any period when the Company is unable to withdraw sufficient funds from Investment Funds or Portfolio Companies or otherwise to meet redemption requests or in circumstances when the disposal of part or all of the Company's assets to meet such redemption request would be prejudicial to Members..." (new language is in italics)

          In addition, effective January 1, 2006, the Company instituted a limit on redemptions to avoid disproportionately high redemptions on any particular redemption date. The intention of this limitation or 25% "gate" is to attempt to reduce potentially adverse effects on the Company's investment mix and potential disruption of the Company's investment strategy that could occur should the Company be required to liquidate significant portions of its investment portfolio over a relatively short period. Pursuant to the gate, if outstanding redemption requests for any redemption date total in the aggregate more than 25% of the Company's NAV, the Managing Member may, in its sole discretion, refuse to redeem Units of the Company in excess of the 25% threshold. If this occurs, the requests for redemption on such date will be reduced ratably and the unredeemed Units will be redeemed on a subsequent regular redemption date in priority to any subsequent redemption request. The Company has filed a Form 8-K on October 3, 2005 and on January 6, 2006 describing this and other changes to its Limited Liability Company Agreement. The Company has also added the following disclosure regarding this limitation on pages 139-140 under the heading "Outline of Limited Liability Company Agreement - Redemption of Units":

               "If outstanding redemption requests from all Members with respect to any Redemption Date (an "Initial Holdover Redemption Date") (including without limitation any Held Over Units (as defined below)) would result in redemption proceeds in excess of the Maximum Redemption Amount (as defined below), the Managing Member may, in its sole discretion, refuse to redeem Units requested for redemption that would have resulted in redemption proceeds in an amount equal to or less than such excess. The "Maximum Redemption Amount," with respect to any Redemption Date, means 25% of the aggregate NAV, determined as of the time immediately prior to such Redemption Date, of all of the Units outstanding immediately prior to such Redemption Date. If the Managing Member refuses to redeem Units as set forth above, the requests for redemption on such Initial Holdover Redemption Date by Members shall be reduced ratably, and the requested Units not so redeemed (the "Held Over Units") shall be redeemed on subsequent Redemption Dates subject to the Maximum Redemption Amount calculation for such subsequent Redemption Date and the Managing Member's rights to refuse redemptions in connection therewith, provided that Held Over Units shall be redeemed in priority to any subsequently received redemption requests. Each of the Investment Funds has a similar provision, which if triggered, could affect the Fund's ability to distribute redemption proceeds to Members".

          Accordingly, the Company does not believe that any redemption of its Units will "cause selling at a very low price." Redemption will be at a "very low price" if the NAV of the Units at the time of the redemption is low, but not because of a large redemption.

Fees and Expenses, page 22
--------------------------

     4. Confirm the staff's understanding that the net return results include all fees paid to the Managing Member and expenses incurred by the fund, including fees paid to Advisors or other fees incurred as part of the investment of fund assets.

          The Company confirms the net return results presented include all fees paid to the Managing Member and expenses incurred by the Company, including fees paid to Advisors or other fees incurred as part of the investment of the Company's assets as per the disclosure on page 6 which states:

               "The Company's net return has been computed based on the performance of the Company net of all fees and expenses including, among others (i) incentive allocations to the Managing Member and (ii) a monthly management fee to the Managing Member."

     5. Please confirm the staff's understanding that the management fee paid to the Managing Member will be charged to members who are redeeming part of all of their membership interests prior to releasing those funds.

          The Company confirms that the management fee paid to the Managing Member is charged to members who are redeeming part or all of their membership interests prior to releasing those funds as per the disclosure on page 140 which states:

               "Units of a particular series will be redeemed at a per Unit price (the "Redemption Price") based upon the NAV of such series as of the close of business on the day (the "Valuation Date") immediately preceding the applicable Redemption Date (taking into account the allocation of any appreciation or depreciation in the net assets of the Company for the accounting period then ending) after reduction for any Management Fee and Incentive Allocation (calculated as if the applicable Valuation Date was the last day of the fiscal year) and other liabilities of the Company to the extent accrued or otherwise attributable to the Units being redeemed."

Management's Discussion and Analysis, page 81
---------------------------------------------

     6. We note your response to comment number 4. The discussion for the interest expense and incentive allocation does not provide a reason for the decrease in interest expense and incentive allocation in the first quarter of 2005. Similarly the change in the management fee results from a fluctuation in the net assets, yet does not explain why the net assets fluctuated. Please revise to explain the reasons underlying the changes in expenses.

          In response to this comment, the Company has further clarified the disclosure relating to the decrease in interest expense, to state:

               "The change in interest expense for the three and nine months ended September 30, 2005 compared to September 30, 2004 was due to decreased levels of short-term borrowing during the period. The change in interest expense for the year ended December 31, 2004 compared to the period from commencement of operations (August 1, 2003) to December 31, 2003 was due to increased levels of short-term borrowing during the period." See page 114.

          The Company has further clarified the disclosure relating to the decrease in Incentive Allocation, to state:

               "The change in Incentive Allocation for the three and nine months ended September 30, 2005 compared to the three and nine months ended September 30, 2004 is due to an increase in net income from operations for the period, and the change in Incentive Allocation for the year ended December 31, 2004 compared to the period from commencement of operations (August 1, 2003) to December 31, 2003 was due to an increase in net income from operations during the period." See page 115.

          Furthermore, the Company has further clarified the disclosure relating to the change in the Management Fee, to state:

               "Because the Management Fee is calculated as a percentage of the Company's members' equity as of each month end (equal to one-twelfth of 1.25% of the net assets of the Company as of the end of the applicable month), the decrease in Management Fee expense for the three months ended September 30, 2005 as compared to the three months ended September 30, 2004 was due to a decrease in the Company's members' equity for the period resulting from net redemptions during the period. The increase in the Management Fee expense for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004 was due to an increase in the Company's members' equity for the period resulting from net subscriptions and an increase in net income during the period. The increase in the management fee expense for the year ended December 31, 2004 as compared to the period from commencement of operations (August 1, 2003) to December 31, 2003 was due to an increase in the Company's members' equity resulting from net subscriptions and an increase in net income during the period, and the increase was also due to the Company operating for a full year." See page 114.

     7. We note your response to comment number 5; however, we did not see responsive disclosure on page 53 or a description on page
          101. Please revise accordingly.

          In response to comment number 5 (which states "We note that you have increased the leverage employed by the fund as well as interest expense incurred by the fund. Please expand this section to discuss in greater detail the amount that your risk position changes due to the fact that you leverage your capital"), the Company had previously added disclosure in Pre-Effective Amendment No. 1 to the Form 10 filed on May 2, 2005 on pages 104 and 57 which stated the following, respectively:

               "While the amount available under the credit facility was increased to $40.0 million as discussed in "--Liquidity and Capital Resources" below, the Company does not anticipate making draw downs under the credit facility to increase leverage as part of its investment strategy and the Company's current risk position is not expected to change as a result of the increase in the amount available under the credit facility."

          and

               "Further, while the Managing Member currently does not anticipate borrowing under the Company's credit facility to fund the redemptions to be made in July 2005, it may elect to do so in the future. For a description of the credit facility, see ITEM 2. "FINANCIAL INFORMATION--Liquidity and Capital Resources" and Note 7 to the financial statements."

          The Company believes the above disclosure reflects that the Company, at the time of the filing of the Pre-Effective Amendment No. 1, did not anticipate increasing leverage as part of its investment strategy or to fund redemptions notwithstanding the Company's entering into a new credit facility in November 2004. Accordingly, the Company did not believe its risk position would increase because of the new 2004 credit facility. Additionally, in January 2006, the Company replaced its (old) credit facility with a new credit facility in the amount of $50.0 million. The Company has not yet made an initial borrowing under the new credit facility. Notwithstanding the Company's increased borrowing availability under its new 2006 credit facility, the Company does not anticipate borrowing under the new credit facility to increase leverage as part of its investment strategy and the Company does not believe its risk position increases as a result of the increased availability under the New Credit Facility or as a result of future borrowing. The Company has added new disclosure on page 117 as follows:

               "While the Company did not borrow under the Old Credit Facility to fund the redemptions in January 2005, July 2005 and January 2006, the Company may elect to borrow under the New Credit Facility, including without limitation, to fund redemptions, from time to time, in the future. As further described below in this section, the Company terminated the Old Credit Facility on January 16, 2006 and entered into the New Credit Facility on January 19, 2006. The Company has not yet made an initial borrowing under the New Credit Facility. Because of the increased availability under the New Credit Facility, the Company may be able to increase leverage in the future. Although the Company may, from time to time, borrow under the New Credit Facility to fund redemptions in the future, it currently expects any such borrowing would not result in long term debt of the Company and does not expect the Company's risk position to change as a result of the increased availability under the New Credit Facility or future borrowing."

          In addition, the Company revised its disclosure on page 114 to reflect the new credit facility as set forth below:

               "While the amount available under the Old Credit Facility was increased to $40.0 million in November 2004 and such available amount of borrowings was further increased to $50.0 million in connection with the replacement of the Old Credit Facility with the New Credit Facility in January 2006 as discussed in "--Liquidity and Capital Resources" below, the Company does not anticipate borrowing under the New Credit Facility to increase leverage as part of its investment strategy and the Company's current risk position is not expected to change as a result of the increase in the amount available under the New Credit Facility."

Quantitative and Qualitative Measurement of Market Risk, page 106
-----------------------------------------------------------------

     8. We note your response to prior comment 7. Revise this section to state specifically that you are not able to track the impact of the relevant risks: credit risk, interest rate risk and market volatility risk. Also, please advise the staff whether the managing member is provided with information regarding either aggregate holdings or risk profiles of the investment companies in which it invests the assets of this and other funds.

          In response to this comment, we have further expanded the disclosure to state:

               "The Managing Member is unable to track the impact of market volatility, credit and interest rate risk on the Units as in many cases it does not receive information on individual investments made by Advisors or their aggregate holdings and so is not in a position to track such risks on an aggregate basis." See page 121.

          The Managing Member is not furnished information regarding the aggregate holdings or risk profiles of the Investment Funds. Moreover, the managing members of each of the Investment Funds are not furnished information regarding the aggregate holdings or risk profiles of many of the Advisors in which they in turn invest.

             *************************************************

     If you have any questions or comments, please feel free to call me at 212-859-8933.

                                         Sincerely,

                                         /s/ Paul D. Tropp

                                         Paul D. Tropp, Esq.


cc:  Joyce Sweeny
     Anthony Cesare
     David S. Plutzer, Esq.
     Noah C. Goldberg, Esq.
     Robert Patenaude
     Stuart Gelfond, Esq.